EXHIBIT 99.3

CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2012

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Sales	6,834	6,198	10,463	9,152
Cost of product sold	4,964	4,523	7,793	6,752

Gross profit	1,870	1,675	2,670	2,400
Expenses
Selling	541	488	911	841
General and administrative	104	92	263	202
Earnings from associates	(4)	(9)	(10)	(7)
Other expenses (note 4)	5	56	36	57

Earnings before finance costs and income taxes	1,224	1,048	1,470	1,307
Finance costs related to long-term debt	22	24	44	51
Other finance costs	10	12	20	25

Earnings before income taxes	1,192	1,012	1,406	1,231
Income taxes	332	284	391	343

Net earnings from continuing operations	860	728	1,015	888
Net (loss) earnings from discontinued operations (note 3)	—	(10)	—	1

Net earnings	860	718	1,015	889

Attributable to:
Equity holders of Agrium	860	717	1,013	889
Non-controlling interest	—	1	2	—

Net earnings	860	718	1,015	889

Earnings per share attributable to equity holders of Agrium (note 5)
Basic earnings per share from continuing operations	5.44	4.61	6.41	5.63
Basic (loss) earnings per share from discontinued operations	—	(0.06)	—	0.01

Basic earnings per share	5.44	4.55	6.41	5.64

Diluted earnings per share from continuing operations	5.44	4.60	6.41	5.62
Diluted loss per share from discontinued operations	—	(0.06)	—	—

Diluted earnings per share	5.44	4.54	6.41	5.62

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Net earnings	860	718	1,015	889
Other comprehensive (loss) income
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	—	1	—	1
Reclassifications to earnings	—	(2)	—	(2)
Foreign currency translation
(Losses) gains	(48)	40	(13)	60
Reclassifications to earnings	—	(23)	—	(23)
Other comprehensive (loss) income of associates	(2)	8	(2)	1

	(50)	24	(15)	37

Items that will not be reclassified to earnings
Actuarial losses on post-employment benefit plans
Losses	(22)	—	(22)	—
Deferred income taxes	6	—	6	—

	(16)	—	(16)	—

Other comprehensive (loss) income	(66)	24	(31)	37

Comprehensive income	794	742	984	926

Attributable to:
Equity holders of Agrium	794	744	983	933
Non-controlling interest	—	(2)	1	(7)

Comprehensive income	794	742	984	926

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Operating
Net earnings from continuing operations	860	728	1,015	888
Items not affecting cash
Depreciation and amortization	111	97	202	183
Earnings from associates	(4)	(9)	(10)	(7)
Share-based payments	9	(10)	73	2
Unrealized gain on derivative financial instruments	(15)	(15)	(14)	(45)
Unrealized foreign currency translation (gain) loss	(1)	8	(7)	8
Deferred income taxes	(12)	63	(13)	69
Other	4	27	16	33
Dividends from associates	2	16	3	16
Net changes in non-cash working capital	(496)	(1,231)	(145)	(1,071)

Cash provided by (used in) operating activities	458	(326)	1,120	76

Investing
Acquisitions, net of cash acquired	(3)	(27)	(72)	(27)
Proceeds from disposal of discontinued operations	—	694	—	694
Capital expenditures	(299)	(136)	(514)	(246)
Investments in associates	—	—	10	—
Purchase of investments	(1)	(4)	(3)	(40)
Proceeds from disposal of investments	—	36	—	36
Other	(37)	6	(46)	(10)
Net changes in non-cash working capital	26	—	29	—

Cash (used in) provided by investing activities	(314)	569	(596)	407

Financing
Short-term debt	48	(48)	93	(23)
Long-term debt issued	14	10	21	10
Repayment of long-term debt	(1)	(8)	(3)	(133)
Dividends paid (a)	—	—	(36)	(9)
Shares issued, net of issuance costs	—	1	7	2

Cash provided by (used in) financing activities	61	(45)	82	(153)

Effect of exchange rate changes on cash and cash equivalents	(11)	22	(6)	12

Increase in cash and cash equivalents from continuing operations	194	220	600	342
Cash and cash equivalents provided by (used in) discontinued operations (note 3)	—	299	—	(11)
Cash and cash equivalents – beginning of period	1,752	447	1,346	635

Cash and cash equivalents – end of period	1,946	966	1,946	966

Included in operating activities
Interest paid	14	19	58	60
Interest received	19	19	35	33
Income taxes paid	117	82	181	113
Included in investing activities
Interest paid	5	1	9	2

(a)	Dividends of $0.225 per share were paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	June 30,		December 31,
	2012	2011 (a)	2011
ASSETS
Current assets
Cash and cash equivalents	1,946	966	1,346
Accounts receivable	3,766	3,608	1,984
Income taxes receivable	15	—	138
Inventories	2,398	2,405	2,956
Prepaid expenses and deposits	144	197	643
Assets of discontinued operations (note 3)	—	269	70

	8,269	7,445	7,137
Property, plant and equipment (note 6)	3,014	2,300	2,533
Intangibles	645	657	678
Goodwill	2,290	2,282	2,277
Investments in associates	383	383	355
Other assets	54	72	97
Deferred income tax assets	59	28	63

	14,714	13,167	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 7)	348	541	245
Accounts payable	3,348	3,014	2,959
Income taxes payable	197	111	82
Current portion of long-term debt (note 7)	529	53	20
Current portion of other provisions (note 6)	84	36	68
Liabilities of discontinued operations (note 3)	—	111	53

	4,506	3,866	3,427
Long-term debt (note 7)	1,607	2,059	2,098
Provisions for post-employment benefits	201	141	192
Other provisions (note 6)	390	324	299
Other liabilities	65	85	59
Deferred income tax liabilities	605	575	637

	7,374	7,050	6,712

Shareholders’ equity
Share capital	2,001	1,989	1,994
Retained earnings	5,338	4,014	4,420
Accumulated other comprehensive (loss) income (note 9)	(4)	113	10

Equity holders of Agrium	7,335	6,116	6,424
Non-controlling interest	5	1	4

Total equity	7,340	6,117	6,428

	14,714	13,167	13,140

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 9)	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings	—	—	889	—	889	—	889
Other comprehensive income (loss)
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Foreign currency translation	—	—	—	44	44	(7)	37
Other comprehensive income of associates	—	—	—	1	1	—	1

Comprehensive income (loss)	—	—	889	44	933	(7)	926
Dividends ($0.055 per share)	—	—	(9)	—	(9)	—	(9)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2011	158	1,989	4,014	113	6,116	1	6,117

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,013	—	1,013	2	1,015
Other comprehensive income (loss)
Actuarial loss on post-employment benefit plans	—	—	(16)	—	(16)	—	(16)
Foreign currency translation	—	—	—	(12)	(12)	(1)	(13)
Other comprehensive loss of associates	—	—	—	(2)	(2)	—	(2)

Comprehensive income (loss)	—	—	997	(14)	983	1	984
Dividends ($0.50 per share)	—	—	(79)	—	(79)	—	(79)
Share-based payment transactions	—	7	—	—	7	—	7

June 30, 2012	158	2,001	5,338	(4)	7,335	5	7,340

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

•	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

•

Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

•

Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on August 2, 2012. We prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. They do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2011 Annual Report, available at www.agrium.com. We prepared these interim financial statements using the same accounting policies and critical accounting estimates we applied in our 2011 Annual Report.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

2.	Business Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products business of Viterra Inc. (“Viterra”), consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agrium Assets”).

Key features of the agreement:

a)	Agrium will acquire the Agrium Assets from Glencore after obtaining any required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore received approval of its acquisition of Viterra under the Investment Canada Act on July 15, 2012, however other regulatory approvals remain outstanding. Agrium is responsible for obtaining regulatory clearances for acquisition of the Agrium Assets. Should Agrium not obtain regulatory clearance within the maximum 13-month time frame specified in the agreement, the Agrium Assets may be sold or transferred to it or a third party under a hold separate arrangement. Accordingly, Agrium is exposed to the risk that the proceeds of any such sale may be for an amount less than the portion of the purchase price allocated to such assets. Agrium will not own or operate the assets until acquisition of the Agrium Assets closes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

b)	The acquisition price is subject to various terms and conditions including adjustments for: approximately ten percent of Viterra’s farm centres excluded from the purchase; working capital; and the accrual to Agrium of Viterra’s operating cash flow on the agri-products assets from March 31, 2012 to closing of Agrium’s acquisition of the assets. Following adjustment for the excluded farm centres, the purchase price is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million.

c)	Agrium has agreed to advance Cdn$1.775-billion to Glencore at the time Glencore is first required to pay for Viterra shares. The advance is guaranteed by Glencore, secured by shares of Viterra and does not bear interest. The advance is repayable by the transfer of Viterra Agri-products assets to Agrium and other purchase adjustments. Should Agrium not obtain regulatory clearances or otherwise not be entitled to acquire any of the Agrium Assets within the maximum time frames specified in the agreement, Glencore will repay Agrium cash equal to the purchase price allocated by the agreement to any assets not acquired, or the amount of cash obtained by Glencore from any sale of assets to third parties. In support of its obligation, Agrium has provided a letter of credit for Cdn$85-million.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval. Agrium will continue to receive the benefit of Viterra’s operating cash flow on the Medicine Hat nitrogen facility from March 31, 2012 to closing of the purchase of Viterra’s 34 percent interest by CF.

3.	Discontinued Operations

Sales of the remaining AWB Limited (“AWB”) operations sold in 2012 were $65-million. Comparative figures for 2011 include operations of AWB businesses sold in May 2011.

4.	Expenses

Other expenses	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Realized loss on derivative financial instruments	12	27	24	75
Unrealized gain on derivative financial instruments	(15)	(15)	(14)	(45)
Interest income	(19)	(19)	(35)	(33)
Foreign exchange loss (gain)	12	(17)	12	(42)
Bad debt expense	16	22	24	27
Potash profit and capital tax	8	15	13	26
Other	(9)	43	12	49

	5	56	36	57

The Board of Directors granted 250,831 Performance Share Units on January 1, 2012 and 258,132 Tandem Stock Appreciation Rights with a grant price of $88.27 on March 20, 2012 to officers and employees.

5.	Earnings Per Share

Attributable to equity holders of Agrium	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Numerator
Net earnings from continuing operations	860	727	1,013	888
Net (loss) earnings from discontinued operations	—	(10)	—	1

Net earnings for the period	860	717	1,013	889

Denominator (millions)
Weighted average number of shares outstanding for basic earnings per share	158	158	158	158
Dilutive instruments – stock options	—	—	—	—

Weighted average number of shares outstanding for diluted earnings per share	158	158	158	158

On August 2, 2012, Agrium’s Board of Directors authorized a Dutch auction substantial issuer bid (the “Bid”). Under the Bid, we will repurchase Cdn$900-million of our outstanding common shares.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

6.	Property, Plant and Equipment

During the six months ended June 30, 2012, we added $289-million to assets under construction at our Vanscoy Potash facility.

In March 2012, we recorded an asset retirement obligation for the phosphogypsum stack system at our Conda, Idaho phosphate facility. Included in the provision of $139-million are costs to address phosphogypsum stack decommissioning at the Conda facility, including post-closure monitoring. The provision was based on negotiations with government authorities, which are ongoing. Timing of the expenditures is contingent on, among other things, the completion of negotiations with government authorities, completion of engineering and planning for the work, and approval of engineering and planning by government authorities. Because various circumstances may affect the timing and amount of expenditures, we may change our provision as new information becomes available.

7.	Debt

	June 30,			December 31,
	2012			2011
	Total	Unutilized	Utilized	Utilized
Short-term debt
Multi-jurisdictional facility expiring 2016	1,600	1,481	119	—
North American facilities expiring 2012 - 2013	200	200	—	—
European facilities expiring 2012 - 2013	317	146	171	178
South American facilities expiring 2012	126	68	58	67

	2,243	1,895	348	245

Outstanding letters of credit		194		87

Remaining capacity available		1,701		158

Long-term debt
Floating rate bank loans due 2013 - 2016			33	35
Fixed and floating rate bank loans due 2013 - 2014			117	95
Floating rate bank loans due 2013			460	460
6.125% debentures due 2041			500	500
6.75% debentures due 2019			500	500
7.125% debentures due 2036			300	300
7.7% debentures due 2017			100	100
7.8% debentures due 2027			125	125
Other			21	23

			2,156	2,138
Unamortized transaction costs			(20)	(20)
Current portion of long-term debt			(529)	(20)

			1,607	2,098

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective. The base shelf replaced a base shelf prospectus that expired in 2011. We have not issued securities under the base shelf prospectus.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

8.	Financial Instruments

Fair value of financial instruments	Level 1	Level 2	Total
June 30, 2012
Fair value through profit or loss
Cash and cash equivalents	1,946	—	1,946
Gas, power and nutrient derivative financial instruments	(24)	9	(15)
Available for sale	32	—	32
June 30, 2011
Fair value through profit or loss
Cash and cash equivalents	966	—	966
Gas, power and nutrient derivative financial instruments	(44)	10	(34)
Available for sale	10	—	10
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting period ended June 30, 2012.

9.	Accumulated Other Comprehensive Income

	Available for sale financial instruments	Foreign currency translation	Comprehensive income (loss) of associates	Total accumulated other comprehensive income (loss)
December 31, 2010	—	69	—	69
Gains	1	67	1	69
Reclassification to earnings	(2)	(23)	—	(25)

June 30, 2011	(1)	113	1	113

December 31, 2011	(1)	11	—	10
Losses	—	(12)	(2)	(14)

June 30, 2012	(1)	(1)	(2)	(4)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the six months ended June 30, 2012

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

10.	Operating Segments

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Sales
Retail
Crop nutrients	2,359	2,108	3,394	2,815
Crop protection products	1,727	1,465	2,561	2,103
Seed	712	687	1,028	917
Merchandise	157	208	287	352
Services and other	264	180	400	283

	5,219	4,648	7,670	6,470

Wholesale
Nitrogen	743	717	1,127	1,051
Potash	246	259	385	454
Phosphate	224	206	413	444
Product purchased for resale	409	449	830	860
Other	95	82	174	137

	1,717	1,713	2,929	2,946

Advanced Technologies	178	158	313	239

Other	(280)	(321)	(449)	(503)

	6,834	6,198	10,463	9,152

Inter-segment sales
Retail	9	12	15	18
Wholesale	248	275	385	436
Advanced Technologies	23	34	49	49

	280	321	449	503

Net earnings
Retail	556	486	613	471
Wholesale	634	569	960	946
Advanced Technologies	14	13	9	8
Other	20	(20)	(112)	(118)

Earnings before finance costs and income taxes	1,224	1,048	1,470	1,307
Finance costs related to long-term debt	22	24	44	51
Other finance costs	10	12	20	25

Earnings before income taxes	1,192	1,012	1,406	1,231
Income taxes	332	284	391	343

Net earnings from continuing operations	860	728	1,015	888
Net (loss) earnings from discontinued operations	—	(10)	—	1

Net earnings	860	718	1,015	889

	June 30,	December 31,
	2012	2011
Total assets
Retail	8,615	7,685
Wholesale	3,522	2,997
Advanced Technologies	485	474
Other	2,092	1,914
Discontinued operations	—	70

	14,714	13,140